                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)
                               (FINAL AMENDMENT)

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                   SHELTER PROPERTIES VII LIMITED PARTNERSHIP
                           (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                            ------------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                            ------------------------

                                14D-1/A and 13D
CUSIP No. NONE                                                    PAGE  2

------------------------------------------------------------------------------
1.     Name of Reporting Persons
       S.S. OR I.R.S Identification Nos. of Above Person

              MADISON RIVER PROPERTIES, L.L.C.
------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
3.     SEC Use Only


------------------------------------------------------------------------------
4.     Sources of Funds

              AF
------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) OR 2(f)                           [ ]

------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

              DELAWARE
------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

              2,427
------------------------------------------------------------------------------
8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                         [ ]
------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row 7

              14.0%
------------------------------------------------------------------------------
10.    Type of Reporting Person

              OO
-------------------------------------------------------------------------------

                                14D-1/A and 13D
CUSIP NO. NONE                                                    PAGE  3

------------------------------------------------------------------------------
1.     Name of Reporting Persons
       S.S. OR I.R.S Identification Nos. of Above Person

              INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
3.     SEC Use Only


------------------------------------------------------------------------------
4.     Sources of Funds

              WC
------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) OR 2(f)                           [ ]

------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

              DELAWARE
------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

              2,427
------------------------------------------------------------------------------
8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                         [ ]
------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row 7

              14.0%
------------------------------------------------------------------------------
10.    Type of Reporting Person

              PN
-------------------------------------------------------------------------------

                                14D-1/A and 13D
CUSIP NO. NONE                                                    PAGE  4

------------------------------------------------------------------------------
1.     Name of Reporting Persons
       S.S. OR I.R.S Identification Nos. of Above Person

              INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
3.     SEC Use Only


------------------------------------------------------------------------------
4.     Sources of Funds

              NOT APPLICABLE
------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) OR 2(f)                           [ ]

------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

              MARYLAND
------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

              2,427
------------------------------------------------------------------------------
8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                         [ ]
------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row 7

              14.0%
------------------------------------------------------------------------------
10.    Type of Reporting Person

              OO
-------------------------------------------------------------------------------

                                14D-1/A and 13D
CUSIP NO. NONE                                                    PAGE  5

------------------------------------------------------------------------------
1.     Name of Reporting Persons
       S.S. OR I.R.S Identification Nos. of Above Person

              INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
3.     SEC Use Only


------------------------------------------------------------------------------
4.     Sources of Funds

              NOT APPLICABLE
------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) OR 2(f)                           [ ]

------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

              DELAWARE
------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

              2,427
------------------------------------------------------------------------------
8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                         [ ]
------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row 7

              14.0%
------------------------------------------------------------------------------
10.    Type of Reporting Person

              CO
-------------------------------------------------------------------------------

                                14D-1/A and 13D
CUSIP NO. NONE                                                    PAGE  6

------------------------------------------------------------------------------
1.     Name of Reporting Persons
       S.S. OR I.R.S Identification Nos. of Above Person

              ANDREW L. FARKAS
------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
3.     SEC Use Only


------------------------------------------------------------------------------
4.     Sources of Funds

              NOT APPLICABLE
------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) OR 2(f)                           [ ]

------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

              UNITED STATES
------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

              2,427
------------------------------------------------------------------------------
8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                         [ ]
------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row 7

              14.0%
------------------------------------------------------------------------------
10.    Type of Reporting Person

              IN
-------------------------------------------------------------------------------

                 AMENDMENT NO. 6 TO SCHEDULE 14D-1/SCHEDULE 13D

         This Amendment No. 6 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 of Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), originally filed with the Commission on December 17, 1997, as amended by Amendment No. 1 filed with the Commission on December 18, 1997, Amendment No. 2 filed with the Commission on January 15, 1998, Amendment No. 3 filed with the Commission on January 26, 1998, Amendment No. 4 filed with the Commission on February 2, 1998 and Amendment No. 5 filed with the Commission on February 10, 1998 (the "Schedule 14D-1"); and (ii) the initial Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 7,000 of the outstanding units of limited partnership interest (the "Units") of Shelter Properties VII Limited Partnership, at a purchase price of $350 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) At 5:00 p.m., New York time, on Friday, February 6, 1998, the Offer expired pursuant to its terms. A total of 2,180 Units, representing approximately 12.6% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the purchase price of $350 per Unit.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (z)(1) Agreement of Joint Filing, dated March 11, 1998, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 12, 1998

                        MADISON RIVER PROPERTIES, L.L.C.


                        By: /s/ JEFFREY P. COHEN
                            ----------------------------------------------
                            Jeffrey P. Cohen
                            Manager


                        INSIGNIA PROPERTIES, L.P.

                        By: Insignia Properties Trust,
                            its General Partner


                        By: /s/ JEFFREY P. COHEN
                            ----------------------------------------------
                            Jeffrey P. Cohen
                            Senior Vice President


                        INSIGNIA PROPERTIES TRUST


                        By: /s/ JEFFREY P. COHEN
                            ----------------------------------------------
                            Jeffrey P. Cohen
                            Senior Vice President


                        INSIGNIA FINANCIAL GROUP, INC.


                        By: /s/ FRANK M. GARRISON
                            ----------------------------------------------
                            Frank M. Garrison
                            Executive Managing Director


                        SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS FILING CONSTITUTES, THE STATEMENT ON SCHEDULE 13D


                        /s/ ANDREW L. FARKAS
                        --------------------------------------------------
                        ANDREW L. FARKAS

                                 EXHIBIT INDEX


EXHIBIT NO.                                         DESCRIPTION
-----------                                        --------------
(z)(1) Agreement of Joint Filing, dated March 12, 1998, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.